                       MAHANAGAR TELEPHONE NIGAM LIMITED
                       ---------------------------------
                         ( A Govt.of India Enterprise)
 REVIEWED FINANCIAL RESULTS (PROVISIONAL) FOR THE THREE MONTHS ENDED 31.12.2003
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                                                                          (Rs. In Millions)


Sl.No.         Particulars             Q3         Q3      Cumulative   Cumulative    Year Ended
                                    2003-04     2002-03      for         for          31.3.2003
                                   (Reviewed) (UnAudited) the period   the period    (Audited)
                                                            ended        ended
                                                          31.12.2003   31.12.2002
                                                          (Reviewed)   (Unaudited)  (Rs. In Million)
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   1                2                  3          4           5             6            7
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
1       Net Income from Service      15,259.98   14,631.52    4,6083.94      44,272.47    58,065.30
2       Other Income                  1,075.31      574.30     2,037.01       1,565.31     2,241.35
        Total Income                 16,335.29   15,205.82    48,120.94      45,837.78    60,306.65
3    a. Staff Cost                    3,446.86    3,742.04    10,181.13      10,943.74    14,338.53
     b. Admn./Operative Expenditure   2,476.41    2,311.60     7,554.03       6,849.54    10,108.21
     c. Licence Fee                   1,614.64    1,580.38     5,180.78       4,764.34     5,818.16
     d. Revenue Sharing               2,281.51    1,877.05     6,551.86       6,138.36     8,445.58
4       Interest                         82.38       66.97       243.04         149.48       328.19
5       Depreciation                   (754.69)   2,248.86     3,833.13       6,342.11     8,670.42
        Total Expenditure             9,147.11   11,826.90    33,543.95      35,187.57    47,709.09
6       Profit Before Tax             7,188.19    3,378.92    14,576.99      10,650.21    12,597.56
7       Provision for Taxation        2,361.27    1,208.29     4,871.16       3,511.41     3,600.32
8       Prior period adjustments             -           -            -                      225.69
9       Net Profit                    4,826.91    2,170.63     9,705.82       7,138.80     8,771.55
10      Paid up equity share capital
        Face value of Rs.10/-each.                                                         6,300.00
11      Reserves Excluding
        Revaluation Reserves                                                              88,669.73
12      EPS
        Basic/Diluted (in Rs.)            7.66        3.45        15.41          11.33        13.92
13      Aggregate of non-promoter
        shareholding:-
     a. Number of shares                                                                275,627,260
     b. Percentage of shareholding                                                            43.75%
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Notes:

   1 The unaudited results have been reviewed by the audit committee & taken on record by the Board of Directors in their meeting held on 30.01.2004.

   2 In respect of staff cost, an amount of Rs.350 Million has been written back during this Quarter. This is on account of excess provision of gratuity of earlier years.

   3 The Company has changed useful life of its Apparatus & Plants and Cables, Lines & Wires w.e.f. 1.4.2003. Accordingly, the depreciation which was charged @ 11.31% on Apparatus & Plants & @ 9.5% on Cables, Lines &
      Wires is now changed to 9.5% & 5.28% respectively. The above changes are based on technical evaluation. This has resulted in decrease in depreciation by Rs. 2913.01 Million for the 9 months ended 31.12.2003.

   4  Other income for the 9 months ended 31.12.2003 includes an amount of Rs.
      441.8 Million towards unlinked credit written back.

   5 Previous period/year figures have been regrouped/rearranged wherever necessary.

   6 The status of investor complaints received and disposed off during third quarter ended 31.12.2003 is as under:

                                                              (Nos.)
                                                              ------
    Complaints pending at the beginning of the quarter          117
    Complaints received during this quarter                     215
    Disposal of Complaints                                      292
    Complaints lying unresolved at the end of the quarter        40

As per our report of even dated        For & on behalf of the Board of Directors

For V.K.Verma & Co.                    R.S.P. Sinha
Chartered Accountants                  Chairman & Managing Director

(R.S.Rathore)
Partner
Place:  Delhi
Date:   23.02.2004